Balance Sheet

RoboCash, Inc

As of Dec 31, 2022



ACCOUNTS	Dec 31, 2022
Assets	
Total Cash and Bank	$492.67
Total Other Current Assets	$1,800.64
Total Long-term Assets	$62,634.40
Total Assets	**$64,927.71**
Liabilities	
Total Current Liabilities	$108,463.51
Total Long-term Liabilities	$195,000.00
Total Liabilities	**$303,463.51**
Equity	
Total Other Equity	$40.07
Total Retained Earnings	-$238,575.87
Total Equity	**-$238,535.80**